Exhibit 12.1
KLA-Tencor Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended June 30,
(In thousands, except ratios)	2014	2013	2012	2011	2010
Earnings (losses):
Income before income taxes	$734,461	$690,621	$974,094	$1,110,066	$291,181
Add back fixed charges:
Interest expense	53,812	54,176	54,197	54,328	54,517
Amortization of bond issuance costs	735	735	735	735	735
Interest portion of rental expense	2,915	3,081	3,008	2,834	3,687
Total adjusted earnings	$791,923	$748,613	$1,032,034	$1,167,963	$350,120

Fixed charges:
Interest expense	$53,812	$54,176	$54,197	$54,328	$54,517
Amortization of bond issuance costs	735	735	735	735	735
Interest portion of rental expense	2,915	3,081	3,008	2,834	3,687
Total fixed charges	$57,462	$57,992	$57,940	$57,897	$58,939

Ratio of earnings to fixed charges	13.8	12.9	17.8	20.2	5.9
For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from adding earnings before income taxes, plus fixed charges. Fixed charges for these purposes include interest expense, amortization of bond issuance costs, and one-third of rental expense, which KLA-Tencor considers to be a reasonable approximation of the interest factor included in rental expense.